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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

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                    SPARKLING SPRING WATER HOLDINGS LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F   x              Form 40-F
                             -----                      -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

                   Yes                        No   x
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Exhibit 1 -- Sparkling Spring Water Holdings Limited press release dated
             September 6, 2002 announcing withdrawal of the registration statement for an initial public offering of common shares.



                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Sparkling Spring Water Group Limited




                                       By:     /s/ ROBIN CHAKRABARTI
                                               ---------------------------------
                                       Name:   Robin Chakrabarti
                                       Title:  Vice President, Treasurer
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                                                                       EXHIBIT 1

PRESS RELEASE (For Immediate Release)                          September 6, 2002


    SPARKLING SPRING WATER HOLDINGS LIMITED WITHDRAWS REGISTRATION STATEMENT
                 FOR AN INITIAL PUBLIC OFFERING OF COMMON SHARES



Dartmouth, Nova Scotia (September 6, 2002) - Sparkling Spring Water Holdings Limited, parent of Sparkling Spring Water Group Limited, today announced that it's Board of Directors had voted unanimously to withdraw the registration statement filed last spring with the U.S. Securities and Exchange Commission and the preliminary prospectus filed in Canada for a proposed initial public offering of its common shares. Sparkling Spring operates in the home and office direct delivery market of the bottled water industry and rents water coolers and delivers bottled water directly to residential and commercial customers in the United States, Canada, United Kingdom and The Netherlands.

"Since our filing last May the public equity markets have substantially deteriorated and the benefits of a publicly traded stock have diminished accordingly. We believe a public offering at this point would not be in the best interests of our shareholders, and that continued registration in anticipation of possible improvement in the equity markets would diminish our flexibility and hinder achievement of our growth strategy" said G. John Krediet, Chairman of Sparkling Spring Water Holdings Limited.

Stewart Allen, Vice Chairman added; "Over the last 10 years Sparkling Spring has been able to grow rapidly as a private company and we look forward to continued growth in the future. I am particularly pleased with our recent acquisition in the Netherlands and look forward to more acquisitions in all of our markets".

SSW Holdings is a leading producer and distributor of bottled water to the home and office market and has over 260,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Mardeau" in the Netherlands, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs", and "Polaris" in British Columbia, Canada, "Canadian Springs", "Cool Spring", and "Sparta" in Alberta, Canada and in the United States, "Crystal Springs", "Cullyspring", and "Pure Water" in Washington, "Crystal Springs" in Oregon, and "Whistler Water", "Canadian Spring" and "Polaris" among other brands around the world.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations, currency fluctuations and our inability to grow in the future. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission

CONTACT:
DILLON SCHICKLI
Tel: 604-232-7666
ROBIN CHAKRABARTI
Tel: 604-232-7611